

Mailstop 3233

August 7, 2017

<u>Via E-mail</u>
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA, 01880

> **Re: Franklin Street Properties Corp.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-32470**

Dear Mr. Demeritt:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Daniel L. Gordon

                              Daniel L. Gordon
                              Senior Assistant Chief Accountant
                              Office of Real Estate and
                              Commodities